[redacted]

Bangkok Bank
ธนาคารกรุงเทพ

09046724

SEC Mail Processing
Section

AUG 04 2009

Washington, DC
110

July 20, 2009

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the unaudited financial statements for the 1st half 2009 that Bangkok Bank Public Company Limited reported to the Stock Exchange of Thailand (SET).

These financial results can be accessed through the following websites:

Stock Exchange of Thailand
http://www.set.or.th (Market Info/Listed Companies/BBL)

Securities and Exchange Commission
http://www.sec.or.th (Financial Statement/Bangkok Bank)

Bangkok Bank Public Company Limited
http://www.bangkokbank.com (For Shareholders/Financial Results)

Please contact me if you have any questions.

Yours sincerely,
Bangkok Bank Public Company Limited

Ayuth Krishnamara
Executive Vice President

Tel. (662) 230-2365
Fax (662) 230-1573

cc. Mr. Surayut Thavikulwat, Vice President

8/11

ธนาคารกรุงเทพ จำกัด (มหาชน) (ทะเบียนเลขที่ 0107536000374)
333 ถนนสีลม เขตบางรัก กรุงเทพฯ 10500 โทรศัพท์ 0 2231 4333 Telex 82638 BKBANK TH ww.bangkokbank.com
Bangkok Bank Public Company Limited (Registration No. 0107536000374)
333 Silom Road Bangrak Bangkok 10500 Thailand Tel. (66) 2231 4333 Telex 82638 BKBANK TH www.bangkokbank.com

ธนาคารกรุงเทพ
Bangkok Bank

Ref: AFD.FA.FS 88 /2552
July 20, 2009

The President
The Stock Exchange of Thailand

Dear Sir,

Re: Submission of the unaudited financial statements for the quarter and half year ended June 30,2009

We are pleased to submit herewith, the unaudited financial statements of the Bank, and Form F45-3 for the quarter and half year ended June 30, 2009, one copy each in Thai and in English as follows:

Document No. 1	Balance Sheet as at June 30, 2009 compared with Balance Sheet as at December 31, 2008
Document No. 2	Statements of Income for the quarters ended June 30, 2009, March 31, 2009 and June 30, 2008
Document No. 3	Statements of Income for the half year ended June 30, 2009 and 2008
Document No. 4	Summary of Financial Results for quarter and half year ended June 30, 2009

Please be informed accordingly.

Sincerely yours,
Bangkok Bank Public Company Limited

Prasert Wangrattanapranee
Executive Vice President

Document no. 1

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS			SEPARATE FINANCIAL STATEMENTS		
	June 30, 2009	December 31, 2008	Increase (Decrease) %	June 30, 2009	December 31, 2008	Increase (Decrease) %
ASSETS						
CASH	31,213,883	41,505,777	(24.8)	31,099,718	41,413,640	(24.9)
INTERBANK AND MONEY MARKET ITEMS						
Domestic items						
Interest bearing	154,261,971	11,958,446	1,190.0	153,353,851	11,242,816	1,264.0
Non-interest bearing	25,570,045	5,802,222	340.7	25,547,174	5,775,055	342.4
Foreign items						
Interest bearing	90,222,763	87,323,172	3.3	85,398,962	84,013,533	1.6
Non-interest bearing	21,663,312	33,813,574	(35.9)	21,535,500	33,360,303	(35.4)
Total interbank and money market items, net	291,718,091	138,897,414	110.0	285,835,487	134,391,707	112.7
INVESTMENTS						
Current investments, net	73,577,858	120,742,513	(39.1)	73,029,084	119,648,871	(39.0)
Long-term investments, net	221,543,138	162,697,991	36.2	219,575,830	160,841,014	36.5
Investments in subsidiaries and associated companies, net	518,210	400,896	29.3	6,010,901	5,967,911	0.7
Total investments, net	295,639,206	283,841,400	4.2	298,615,815	286,457,796	4.2
LOANS AND ACCRUED INTEREST RECEIVABLE						
Loans	1,107,198,176	1,181,217,132	(6.3)	1,099,473,978	1,171,716,239	(6.2)
Accrued interest receivable	2,079,695	3,405,638	(38.9)	2,059,291	3,390,628	(39.3)
Total loans and accrued interest receivable	1,109,277,871	1,184,622,770	(6.4)	1,101,533,269	1,175,106,867	(6.3)
Less Allowance for doubtful accounts	(57,587,041)	(53,980,194)	6.7	(56,977,213)	(53,397,708)	6.7
Less Revaluation allowance for debt restructuring	(4,940,298)	(6,370,495)	(22.5)	(4,940,298)	(6,370,495)	(22.5)
Total loans and accrued interest receivable, net	1,046,750,532	1,124,272,081	(6.9)	1,039,615,758	1,115,338,664	(6.8)
PROPERTIES FOR SALE, NET	35,545,575	35,980,627	(1.2)	28,879,976	29,619,628	(2.5)
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES	388,554	492,888	(21.2)	388,554	492,888	(21.2)
PREMISES AND EQUIPMENT, NET	30,235,471	30,822,507	(1.9)	30,049,769	30,617,003	(1.9)
DERIVATIVE REVALUATION	9,402,190	9,477,789	(0.8)	9,384,249	9,466,665	(0.9)
OTHER ASSETS, NET	12,639,453	11,820,675	6.9	12,375,968	12,045,520	2.7
TOTAL ASSETS	1,753,532,955	1,677,111,158	4.6	1,736,245,294	1,659,843,511	4.6

ธนาคารกรุงเทพ
Bangkok Bank

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS			SEPARATE FINANCIAL STATEMENTS		
	June 30, 2009	December 31, 2008	Increase (Decrease) %	June 30, 2009	December 31, 2008	Increase (Decrease) %
LIABILITIES AND SHAREHOLDERS' EQUITY						
DEPOSITS						
Deposits in Baht	1,252,023,374	1,201,005,321	4.2	1,252,010,420	1,202,286,347	4.1
Deposits in foreign currencies	115,736,198	121,282,116	(4.6)	103,676,108	109,190,368	(5.1)
Total deposits	1,367,759,572	1,322,287,437	3.4	1,355,686,528	1,311,476,715	3.4
INTERBANK AND MONEY MARKET ITEMS						
Domestic items						
Interest bearing	21,855,390	12,180,444	79.4	22,591,635	12,602,103	79.3
Non-interest bearing	3,692,731	4,659,954	(20.8)	3,640,935	4,567,033	(20.3)
Foreign items						
Interest bearing	33,224,667	36,122,222	(8.0)	31,383,330	32,691,583	(4.0)
Non-interest bearing	5,571,735	2,936,791	89.7	5,636,131	3,023,639	86.4
Total interbank and money market items	64,344,523	55,899,411	15.1	63,252,031	52,884,358	19.6
LIABILITIES PAYABLE ON DEMAND	7,070,024	5,449,818	29.7	7,013,828	5,425,272	29.3
BORROWINGS						
Short-term borrowings	83,786,060	59,833,857	40.0	83,454,656	58,934,809	41.6
Long-term borrowings	8,892,189	9,293,587	(4.3)	8,892,189	9,293,587	(4.3)
Total borrowings	92,678,249	69,127,444	34.1	92,346,845	68,228,396	35.3
BANK'S LIABILITIES UNDER ACCEPTANCES	388,554	492,888	(21.2)	388,554	492,888	(21.2)
PROVISIONS FOR CONTINGENCIES	4,461,376	4,106,244	8.6	4,461,376	4,106,244	8.6
DERIVATIVE REVALUATION	6,197,946	15,189,633	(59.2)	6,182,630	15,174,093	(59.3)
OTHER LIABILITIES	28,586,932	28,955,268	(1.3)	27,195,453	28,878,224	(5.8)
TOTAL LIABILITIES	1,571,487,176	1,501,508,143	4.7	1,556,527,245	1,486,666,190	4.7

ธนาคารกรุงเทพ
Bangkok Bank

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS			SEPARATE FINANCIAL STATEMENTS		
	June 30, 2009	December 31, 2008	Increase (Decrease) %	June 30, 2009	December 31, 2008	Increase (Decrease) %
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)						
SHAREHOLDERS' EQUITY						
SHARE CAPITAL						
Registered share capital						
1,655,000 preferred shares of Baht 10 each	16,550	16,550	-	16,550	16,550	-
3,998,345,000 ordinary shares of Baht 10 each	39,983,450	39,983,450	-	39,983,450	39,983,450	-
Issued and paid-up share capital						
1,908,842,894 ordinary shares of Baht 10 each	19,088,429	19,088,429	-	19,088,429	19,088,429	-
PREMIUM ON ORDINARY SHARE CAPITAL	56,346,232	56,346,232	-	56,346,232	56,346,232	-
UNREALIZED INCREMENT PER LAND APPRAISAL	10,191,315	10,191,315	-	10,191,315	10,191,315	-
UNREALIZED INCREMENT PER PREMISES APPRAISAL	5,045,816	5,493,374	(8.1)	5,045,816	5,493,374	(8.1)
UNREALIZED GAINS ON INVESTMENT	6,903,191	5,886,724	17.3	6,936,852	5,866,700	18.2
FOREIGN EXCHANGE ADJUSTMENT	(2,026,126)	(1,566,131)	29.4	(1,403,025)	(1,107,236)	26.7
UNREALIZED GAINS RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY TO THE PUBLIC IN EXCESS OF BOOK VALUE	45,400	45,400	-	-	-	-
RETAINED EARNINGS						
Appropriated						
Legal reserves	13,500,000	13,000,000	3.8	13,500,000	13,000,000	3.8
Others	51,500,000	46,500,000	10.8	51,500,000	46,500,000	10.8
Unappropriated	20,845,076	19,987,235	4.3	18,512,430	17,798,507	4.0
TOTAL	181,439,333	174,972,578	3.7	179,718,049	173,177,321	3.8
MINORITY INTEREST	606,446	630,437	(3.8)	-	-	-
TOTAL SHAREHOLDERS' EQUITY	182,045,779	175,603,015	3.7	179,718,049	173,177,321	3.8
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,753,532,955	1,677,111,158	4.6	1,736,245,294	1,659,843,511	4.6
OFF-BALANCE SHEET ITEMS CONTINGENCIES						
AVALS TO BILLS AND GUARANTEES OF LOANS	6,793,417	6,243,315	8.8	6,602,556	6,029,008	9.5
LIABILITY UNDER UNMATURED IMPORT BILLS	10,367,653	10,555,000	(1.8)	10,278,972	10,424,147	(1.4)
LETTERS OF CREDIT	27,202,319	26,113,156	4.2	27,063,149	25,909,639	4.5
OTHER CONTINGENCIES	976,412,009	1,006,601,570	(3.0)	973,318,093	1,004,071,599	(3.1)

ธนาคารกรุงเทพ
Bangkok Bank

Document no. 2

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF INCOME
FOR THE QUARTERS ENDED
(UNAUDITED)

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS				SEPARATE FINANCIAL STATEMENTS			
	June 30, 2009	March 31, 2009	Increase (Decrease) %	June 30, 2008	June 30, 2009	March 31, 2009	Increase (Decrease) %	June 30, 2008
Interest and dividend income								
Interest on loans	13,523,250	14,905,799	(9.3)	15,430,419	13,434,810	14,796,884	(9.2)	15,287,911
Interest on interbank and money market items	763,837	583,969	30.8	1,249,192	735,028	556,293	32.1	1,203,591
Investments	2,385,945	2,250,162	6.0	2,915,675	2,399,897	2,325,057	3.2	2,966,270
Total interest and dividend income	16,673,032	17,739,930	(6.0)	19,595,286	16,569,735	17,678,234	(6.3)	19,457,772
Interest expenses								
Interest on deposits	2,946,782	4,411,151	(33.2)	5,618,208	2,872,363	4,324,206	(33.6)	5,539,876
Interest on interbank and money market items	199,709	243,782	(18.1)	221,834	195,705	233,280	(16.1)	180,748
Interest on short-term borrowings	427,276	571,878	(25.3)	281,761	418,638	561,019	(25.4)	281,255
Interest on long-term borrowings	364,651	369,284	(1.3)	342,466	364,651	369,284	(1.3)	342,466
Total interest expenses	3,938,418	5,596,095	(29.6)	6,464,269	3,851,357	5,487,789	(29.8)	6,344,345
Net interest and dividend income	12,734,614	12,143,835	4.9	13,131,017	12,718,378	12,190,445	4.3	13,113,427
Bad debt and doubtful accounts	2,309,046	2,951,261	(21.8)	2,044,899	2,289,681	2,934,645	(22.0)	1,936,878
Loss on debt restructuring (reversal)	(272,743)	(979,767)	72.2	(457,508)	(272,743)	(979,767)	72.2	(457,508)
Net Interest and dividend income after bad debt and doubtful accounts and loss on debt restructuring	10,698,311	10,172,341	5.2	11,543,626	10,701,440	10,235,567	4.6	11,634,057
Non-interest income								
Gain (loss) on investments	41,803	307,812	(86.4)	(91,462)	40,141	299,683	(86.6)	(88,399)
Gain on equity	45,698	105,771	(56.8)	19,217	-	-	-	-
Fees and service income								
Acceptances, aval and guarantees	29,629	20,959	41.4	24,312	29,629	20,959	41.4	24,312
Others	4,872,777	4,691,237	3.9	4,492,045	4,506,859	4,491,074	0.4	4,166,947
Gain on exchange	872,817	1,118,172	(21.9)	976,508	862,344	1,106,965	(22.1)	963,492
Gain on disposal of assets	223,771	214,105	4.5	399,682	219,449	155,284	41.3	374,398
Other income	156,263	227,850	(31.4)	152,529	161,403	204,512	(21.1)	150,136
Total non-interest income	6,242,758	6,685,906	(6.6)	5,972,831	5,819,825	6,278,477	(7.3)	5,590,886
Non-interest expenses								
Personnel expenses	3,719,977	3,631,046	2.4	3,607,557	3,526,796	3,506,693	0.6	3,462,481
Premises and equipment expenses	2,114,362	1,763,271	19.9	1,903,036	2,073,304	1,722,689	20.4	1,858,457
Taxes and duties	665,939	682,431	(2.4)	705,573	656,453	683,092	(3.9)	689,880
Fees and service expenses	1,029,349	1,073,193	(4.1)	942,326	1,009,173	1,056,112	(4.4)	926,941
Directors' remuneration	27,285	18,641	46.4	28,651	25,050	16,950	47.8	27,050
Contributions to the Financial Institutions Development Fund and the Deposit Protection Fund	1,189,362	1,188,842	0.0	1,194,536	1,189,362	1,188,842	0.0	1,194,536
Other expenses	909,670	1,374,284	(33.8)	1,387,362	856,802	1,348,756	(36.5)	1,361,187
Total non-interest expenses	9,655,944	9,731,708	(0.8)	9,769,041	9,336,940	9,523,134	(2.0)	9,520,532
Income before income tax	7,285,125	7,126,539	2.2	7,747,416	7,184,325	6,990,910	2.8	7,704,411
Income tax expenses	2,389,430	2,250,146	6.2	2,699,354	2,354,094	2,237,091	5.2	2,661,619
Net Income	4,895,695	4,876,393	0.4	5,048,062	4,830,231	4,753,819	1.6	5,042,792
Attributable to								
Equity holders of the Bank	4,859,341	4,868,628	(0.2)	5,033,483	4,830,231	4,753,819	1.6	5,042,792
Minority interest	36,354	7,765	368.2	14,579	-	-	-	-
	4,895,695	4,876,393	0.4	5,048,062	4,830,231	4,753,819	1.6	5,042,792
Basic earnings per share (Baht)	2.55	2.55	-	2.64	2.53	2.49	1.6	2.64
Weighted average number of ordinary shares (Thousand shares)	1,908,843	1,908,843	-	1,908,843	1,908,843	1,908,843	-	1,908,843

ธนาคารกรุงเทพ
Bangkok Bank

Document no. 3

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF INCOME
FOR THE HALF YEARS ENDED JUNE 30, 2009 AND 2008
(UNAUDITED)

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS				SEPARATE FINANCIAL STATEMENTS			
	2009	2008	Increase (Decrease)	%	2009	2008	Increase (Decrease)	%
Interest and dividend income								
Interest on loans	28,429,050	30,234,447	(1,805,397)	(6.0)	28,231,694	29,970,084	(1,738,390)	(5.8)
Interest on interbank and money market items	1,347,806	2,928,143	(1,580,337)	(54.0)	1,291,321	2,796,832	(1,505,511)	(53.8)
Investments	4,636,107	6,179,623	(1,543,516)	(25.0)	4,724,954	6,246,867	(1,521,913)	(24.4)
Total interest and dividend income	34,412,963	39,342,213	(4,929,250)	(12.5)	34,247,969	39,013,783	(4,765,814)	(12.2)
Interest expenses								
Interest on deposits	7,357,933	11,532,068	(4,174,135)	(36.2)	7,196,569	11,373,148	(4,176,579)	(36.7)
Interest on interbank and money market items	443,491	720,348	(276,857)	(38.4)	428,985	609,867	(180,882)	(29.7)
Interest on short-term borrowings	999,154	488,402	510,752	104.6	979,656	490,253	489,403	99.8
Interest on long-term borrowings	733,935	686,985	46,950	6.8	733,935	686,985	46,950	6.8
Total interest expenses	9,534,513	13,427,803	(3,893,290)	(29.0)	9,339,145	13,160,253	(3,821,108)	(29.0)
Net interest and dividend income	24,878,450	25,914,410	(1,035,960)	(4.0)	24,908,824	25,853,530	(944,706)	(3.7)
Bad debt and doubtful accounts	5,260,308	3,810,910	1,449,398	38.0	5,224,327	3,667,714	1,556,613	42.4
Loss on debt restructuring (reversal)	(1,252,510)	(659,828)	(592,682)	(89.8)	(1,252,510)	(659,828)	(592,682)	(89.8)
Net Interest and dividend income after bad debt and doubtful accounts and loss on debt restructuring	20,870,652	22,763,328	(1,892,676)	(8.3)	20,937,007	22,845,644	(1,908,637)	(8.4)
Non-interest income								
Gain (loss) on investments	349,615	(269,787)	619,402	229.6	339,824	(267,183)	607,007	227.2
Gain on equity	151,469	59,473	91,996	154.7	-	-	-	-
Fees and service income								
Acceptances, aval and guarantees	50,588	46,486	4,102	8.8	50,588	46,486	4,102	8.8
Others	9,564,014	9,333,284	230,730	2.5	8,997,933	8,699,438	298,495	3.4
Gain on exchange	1,990,989	2,243,084	(252,095)	(11.2)	1,969,309	2,216,504	(247,195)	(11.2)
Gain on disposal of assets	437,876	674,906	(237,030)	(35.1)	374,733	668,173	(293,440)	(43.9)
Other income	384,113	234,275	149,838	64.0	360,226	221,583	138,643	62.6
Total non-interest income	12,928,664	12,321,721	606,943	4.9	12,092,613	11,585,001	507,612	4.4
Non-interest expenses								
Personnel expenses	7,351,023	6,896,683	454,340	6.6	7,033,489	6,592,073	441,416	6.7
Premises and equipment expenses	3,877,633	3,519,139	358,494	10.2	3,795,992	3,429,691	366,301	10.7
Taxes and duties	1,348,369	1,486,448	(138,079)	(9.3)	1,339,545	1,447,337	(107,792)	(7.4)
Fees and service expenses	2,102,542	1,973,385	129,157	6.5	2,065,285	1,947,483	117,802	6.0
Directors' remuneration	45,926	46,778	(852)	(1.8)	42,000	43,750	(1,750)	(4.0)
Contributions to the Financial Institutions Development Fund and the Deposit Protection Fund	2,378,204	2,389,057	(10,853)	(0.5)	2,378,204	2,389,057	(10,853)	(0.5)
Other expenses	2,283,955	2,698,788	(414,833)	(15.4)	2,199,869	2,637,535	(437,666)	(16.6)
Total non-interest expenses	19,387,652	19,010,278	377,374	2.0	18,854,384	18,486,926	367,458	2.0
Income before income tax	14,411,664	16,074,771	(1,663,107)	(10.3)	14,175,236	15,943,719	(1,768,483)	(11.1)
Income tax expenses	4,639,576	5,368,264	(728,688)	(13.6)	4,591,186	5,298,198	(707,012)	(13.3)
Net income	9,772,088	10,706,507	(934,419)	(8.7)	9,584,050	10,645,521	(1,061,471)	(10.0)
Attributable to								
Equity holders of the Bank	9,727,969	10,659,470	(931,501)	(8.7)	9,584,050	10,645,521	(1,061,471)	(10.0)
Minority interest	44,119	47,037	(2,918)	(6.2)	-	-	-	-
	9,772,088	10,706,507	(934,419)	(8.7)	9,584,050	10,645,521	(1,061,471)	(10.0)
Basic earnings per share (Baht)	5.10	5.58	(0.48)	(8.6)	5.02	5.58	(0.56)	(10.0)
Weighted average number of ordinary shares (Thousand shares)	1,908,843	1,908,843	-	-	1,908,843	1,908,843	-	-

Document No. 4

Summary of financial results
For the period ended June 30, 2009

Summary of significant items in the first half of 2009

in Million Baht

Item	H1 2009	H1 2008	Y-O-Y Difference	Q2 2009	Q2 2008	Y-O-Y Difference
Profit before provisions and tax	18,147	18,952	(805)	9,201	9,184	17
Profit before tax	14,175	15,944	(1,769)	7,184	7,705	(521)
Income tax	4,591	5,298	(707)	2,354	2,662	(308)
Net profit	9,584	10,646	(1,062)	4,830	5,043	(213)
Earnings per share	5.02	5.58	(0.56)	2.53	2.64	(0.11)
NII	24,909	25,854	(945)	12,718	13,114	(396)
NIM	3.05	3.36	(0.31)	3.04	3.37	(0.33)
ROA	1.13	1.34	(0.21)	1.12	1.25	(0.13)
ROE	10.61	12.68	(2.07)	10.57	11.96	(1.39)

in Million Baht

Item	Jun '09	Dec '08	Jun '09 compared to Dec '08
Loans	1,099,474	1,171,716	(72,242)
Deposits	1,355,687	1,311,477	44,210
Non-performing loans (NPLs)	57,586	54,636	2,950

Bangkok Bank reported preliminary results for the first half of 2009, in which both profit before provisions and tax and net profit declined compared to the first half of 2008. The profit before provisions and tax decreased by Baht 805 million, or 4.2 percent, while net profit decreased by Baht 1.06 billion, or 10.0 percent.

This reflected a decrease of Baht 945 million in net interest and dividend income, which subsequently caused the net interest margin to fall to 3.05 percent in the first half of 2009 from 3.36 percent in the first half of 2008. In addition, non-interest expenses also rose by Baht 367 million and non-interest income rose by Baht 507 million. As a result, the average return on assets fell to 1.13 percent from 1.34 percent in the same period of last year, and the average return on shareholders' equity fell to 10.61 percent in the first half of 2009 from 12.68 percent in the first half of 2008.

When compared to the second quarter of 2008, the bank's profit before provisions and tax in the second quarter of 2009 increased by Baht 17 million or 0.2 percent, but net profit decreased by Baht 213 million or 4.2 percent. This was because the bank experienced an increase of Baht 538 million in provisioning expenses while corporate income tax expenses decreased by Baht 308 million.

Earnings per share in the first half of 2009 decreased to Baht 5.02 per share compared with Baht 5.58 per share in the first half of 2008. Earnings per share in the second quarter of 2009 fell to Baht 2.53 per share from Baht 2.64 per share in the second quarter of 2008.

At the end of June 2009, the bank had total loans of Baht 1,099.47 billion, a decrease of Baht 72.24 billion or 6.2 percent compared with total loans at the end of December 2008. Deposits totaled Baht 1,335.69 billion, an increase of Baht 44.21 billion or 3.4 percent.

Non-performing loans (NPLs) as of June 30, 2009 totaled Baht 57.59 billion, an increase of Baht 2.95 billion or 5.4 percent from December 31, 2008.

Important items on the statement of income for the first half and second quarter of 2009

Statement of income in Million Baht

Item	H1 2009	H1 2008	Y-O-Y Difference	Q2 2009	Q2 2008	Y-O-Y Difference
Net interest and dividend income	24,909	25,854	(945)	12,718	13,114	(396)
Non-interest income	12,092	11,585	507	5,820	5,591	229
Non-interest expenses	18,854	18,487	367	9,337	9,521	(184)
Profit before provisions and tax	18,147	18,952	(805)	9,201	9,184	17
Provisioning expenses	3,972	3,008	964	2,017	1,479	538
Profit before tax	14,175	15,944	(1,769)	7,184	7,705	(521)
Income tax	4,591	5,298	(707)	2,354	2,662	(308)
Net profit	**9,584**	**10,646**	**(1,062)**	**4,830**	**5,043**	**(213)**

Net profit

In the first half of 2009, the bank's profit before provisions and tax fell by Baht 805 million from the first half of 2008 to Baht 18.15 billion, and net profit fell by Baht 1.06 billion to Baht 9.58 billion. This was mainly because net interest and dividend income decreased by Baht 945 million while non-interest expenses rose by Baht 367 million. Meanwhile, fees and service income, gain on investments, and other income increased. Provisioning expenses rose by Baht 964 million from the first half of 2008 to Baht 3.97 billion, while corporate income tax fell by Baht 707 million to Baht 4.59 billion.

When compared with the second quarter of 2008, the bank's profit before provisions and tax in the second quarter of 2009 rose by Baht 17 million, but net profit decreased by Baht 213 million. This was because net interest and dividend income decreased by Baht 396 million, provisioning expenses rose by Baht 538 million, while corporate income tax expenses fell by Baht 308 million. The net profit therefore decreased.

Net interest and dividend income in Million Baht

Item	H1 2009	H1 2008	Y-O-Y Difference	Q2 2009	Q2 2008	Y-O-Y Difference
Interest and dividend income	**34,248**	**39,014**	**(4,766)**	**16,569**	**19,458**	**(2,889)**
Loans	28,232	29,970	(1,738)	13,434	15,288	(1,854)
Interbank and money market items	1,291	2,797	(1,506)	735	1,204	(469)
Investments	4,725	6,247	(1,522)	2,400	2,966	(566)
Interest expenses	**9,339**	**13,160**	**(3,821)**	**3,851**	**6,344**	**(2,493)**
Deposits	7,197	11,373	(4,176)	2,872	5,540	(2,668)
Interbank and money market items	429	610	(181)	196	181	15
Borrowings	1,713	1,177	536	783	623	160
Net interest and dividend income	**24,909**	**25,854**	**(945)**	**12,718**	**13,114**	**(396)**
Net interest margin	**3.05**	**3.36**	**(0.31)**	**3.04**	**3.37**	**(0.33)**

In the first half of 2009, net interest and dividend income declined by Baht 945 million or 3.7 percent, compared with the first half of 2008, to Baht 24.91 billion. The net interest margin fell from 3.36 percent to 3.05 percent. Interest income from loans declined by Baht 1.74 billion or 5.8 percent, mainly due to lower lending interest rates. Income from interbank and money market items declined by Baht 1.51 billion or 53.8 percent, largely because of a decline in the rate of returns. Income from investments fell by Baht 1.52 billion or 24.4 percent, partly due to lower dividends and partly due to lower returns from debt instruments. Interest expenses fell by Baht 3.82 billion or 29.0 percent from the first half of 2008 mostly from a decrease of interest expenses on deposits.

When compared with the second quarter of 2008, the bank's net interest income for the second quarter of 2009 decreased by Baht 396 million, while the net interest margin decreased from 3.37 percent to 3.04 percent. Interest income and interest expenses fell significantly in line with declining market interest rates. Interest and dividend income for this quarter fell by Baht 2.89 billion, or 14.8 percent, with income from loans falling by Baht 1.85 billion, income from interbank and money market items falling by Baht 469 million, and income from investments falling by Baht 566 million. Interest expenses fell by Baht 2.49 billion, or 39.3 percent, mainly because of a decrease in interest expenses on deposits.

Non-interest income in Million Baht

Item	H1 2009	H1 2008	Y-O-Y Difference	Q2 2009	Q2 2008	Y-O-Y Difference
Fees and service income	9,048	8,746	302	4,537	4,191	346
Gain (loss) on investments	340	(267)	607	40	(88)	128
Gain on foreign exchange	1,969	2,217	(248)	862	963	(101)
Gain on disposal of assets	375	668	(293)	220	374	(154)
Other income	360	221	139	161	151	10
Total non-interest income	**12,092**	**11,585**	**507**	**5,820**	**5,591**	**229**

Non-interest income in the first half of 2009 increased from the first half of 2008 by Baht 507 million or 4.4 percent to Baht 12.09 billion. Significant items are as follows:

Non-interest income from normal banking operations continued to grow. Fees and service income amounted to Baht 9.05 billion, an increase of Baht 302 million or 3.5 percent from the first half of 2008 due to increases in fees from several services such as electronic transactions, bancassurance. Gain on foreign exchange amounted to Baht 1.97 billion, a decrease of Baht 248 million or 11.2 percent.

The bank in the first half of 2009 earned Baht 340 million in gain on investments, an improvement from a Baht 267 million loss in the first half of 2008. This was because the bank set aside less in impairment expenses on investments, while gain on investments declined. Therefore, the gain on investments increased by Baht 607 million from the first half of 2008.

Gain on disposal of assets in the first half of 2009 fell by Baht 293 million from the first half of 2008 to Baht 375 million, while other income rose by Baht 139 million to Baht 360 million.

When compared with the second quarter of 2008, the bank's non-interest income in the second quarter of 2009 rose by Baht 229 million due to increases of Baht 346 million in fees and service income, Baht 128 million in gain from investments, and Baht 10 million in other income. Meanwhile gain on foreign exchange fell by Baht 101 million, and gain on disposal of assets fell by Baht 154 million.

Non-interest expenses

in Million Baht

Item	H1 2009	H1 2008	Y-O-Y Difference	Q2 2009	Q2 2008	Y-O-Y Difference
Personnel expenses	7,075	6,636	439	3,552	3,490	62
Premises and equipment expenses	3,796	3,430	366	2,073	1,858	215
Taxes and duties	1,340	1,447	(107)	657	690	(33)
Fees and service expenses	2,065	1,947	118	1,009	927	82
Contribution to the Financial Institutions Development Fund and the Deposit Protection Fund	2,378	2,389	(11)	1,189	1,195	(6)
Other expenses	2,200	2,638	(438)	857	1,361	(504)
Total non-interest expenses	**18,854**	**18,487**	**367**	**9,337**	**9,521**	**(184)**

In the first half of 2009, the bank's non-interest expenses amounted to Baht 18.85 billion, an increase of 2.0 percent compared with the first half of 2008. Significant items included an increase of Baht 439 million or 6.6 percent in personnel expenses due to annual pay rises, and an increase of Baht 366 million or 10.7 percent in premises and equipment expenses due to the expansion of the branch and electronic banking networks. Meanwhile, other expenses decreased by Baht 438 million or 16.6 percent, and taxes and duties expenses decreased by Baht 107 million or 7.4 percent.

When compared with the second quarter of 2008, non-interest expenses in the second quarter of 2009 decreased by Baht 184 million or 1.9 percent, mainly due to a decrease of Baht 504 million in other expenses. Meanwhile, premises and equipment expenses increased by Baht 215 million, fees and service expenses increased by Baht 82 million, and personnel expenses increased by Baht 62 million.

Provisioning expenses

In the first half of 2009, provisioning expenses amounted to Baht 3.97 billion, an increase of Baht 964 million from the first half of 2008. In the second quarter of 2009, provisioning expenses rose by Baht 538 million to Baht 2.02 billion compared with the second quarter of 2008.

Corporate income tax

In the first half of 2009, corporate income tax expenses amounted to Baht 4.59 billion, a decrease of Baht 707 million from the first half of 2008. When compared with the second quarter of 2008, corporate income tax expenses in the second quarter of 2009 decreased by Baht 308 million.

Important items on the balance sheet

Total Assets

in Million Baht

Item	Jun '09	Dec '08	Jun '09 compared to Dec '08
Total assets	**1,736,245**	**1,659,844**	**76,401**
Net interbank and money market items	285,835	134,392	151,443
Net investments in securities	298,616	286,458	12,158
Loans	1,099,474	1,171,716	(72,242)
Net foreclosed properties	28,880	29,620	(740)
Derivative revaluation	9,384	9,467	(83)

Total assets, as of June 30, 2009, amounted to Baht 1,736.25 billion, an increase of Baht 76.40 billion compared with December 31, 2008. The bank's asset structure has experienced significant changes with net interbank and money market items increasing by Baht 151.44 billion, and net investments in securities increasing by Baht 12.16 billion. Loans fell by Baht 72.24 billion, while net interbank and money market items increased by 112.7 percent to Baht 285.84 billion as a result of the bank's management of excess liquidity. The ratio of net interbank and money market items to total assets rose from 8.1 percent as of the end of December 2008 to 16.5 percent. Net investments in securities, which rose by 4.2 percent to Baht 298.62 billion, accounted for 17.2 percent of total assets. Loans decreased by 6.2 percent to Baht 1,099.47 billion as a result of return of loans used for working capital by business customers after purchase orders for their goods has declined due to the economic slowdown. Net foreclosed properties declined by Baht 740 million to Baht 28.88 billion.

Total liabilities

in Million Baht

Item	Jun '09	Dec '08	Jun '09 compared to Dec '08
Total liabilities	**1,556,527**	**1,486,666**	**69,861**
Deposits	1,355,687	1,311,477	44,210
Interbank and money market items	63,252	52,884	10,368
Borrowing	92,347	68,228	24,119
Other liabilities	27,195	28,878	(1,683)
Derivative revaluation	6,183	15,174	(8,991)
Shareholders' equity	**179,718**	**173,177**	**6,541**

Total liabilities, as of June 30, 2009, amounted to Baht 1,556.53 billion, an increase of Baht 69.86 billion when compared with the end of 2008. Deposits rose by Baht 44.21 billion, or 3.4 percent, to Baht 1,355.69 billion. Deposits remain the largest proportion of the bank's total liabilities at 87.1 percent. The loan-to-deposit ratio decreased to 81.1 percent from 89.3 percent at the end of December 2008. Borrowings rose by Baht 24.12 billion to Baht 92.35 billion, mostly from an increase in bills of exchange (B/E). Interbank and money market liabilities rose by Baht 10.37 billion to Baht 63.25 billion.

Shareholders' equity, as of June 30, 2009, amounted to Baht 179.72 billion, an increase of Baht 6.54 billion or 3.8 percent from the amount at the end of 2008.

Classified loans and allowance for doubtful accounts

in Million Baht

	Loans and accrued interest receivable*			Allowance for doubtful accounts classified to Bank of Thailand's criteria**		
	Jun '09	Mar '09	Dec '08	Jun '09	Mar '09	Dec '08
Normal	1,015,752	1,038,114	1,094,358	5,822	6,099	6,479
Special Mentioned	28,186	35,082	26,087	287	324	207
Substandard	5,971	11,191	9,151	1,703	1,866	1,748
Doubtful	16,493	12,459	9,704	5,959	4,479	3,669
Doubtful of Loss	35,131	35,663	35,807	16,205	16,590	15,774
Total	**1,101,533**	**1,132,509**	**1,175,107**	**29,976**	**29,358**	**27,877**
Plus allowance for doubtful accounts in excess of minimum required level				27,001	26,124	25,521
Total allowance for doubtful accounts from loan classification				**56,977**	**55,482**	**53,398**
Plus allowance for valuation from loan restructuring				4,940	5,372	6,370
Total allowance for doubtful accounts				**61,917**	**60,854**	**59,768**

* Excluding interbank and money market items of Baht 153.74 billion

** Excluding allowance for doubtful accounts on interbank and money market items of Baht 53 million

in Million Baht

Item	Jun '09	Mar '09	Dec '08	Jun '09 compared to	
				Mar '09	Dec '08
Non-performing loans (NPLs)*	57,586	59,277	54,636	(1,691)	2,950
Total loans used for NPLs ratio calculation*	1,253,210	1,248,897	1,183,318	4,313	69,892
NPLs as percentage of total loans	4.6	4.8	4.6	(0.2)	-
Loan loss reserve	61,917	60,854	59,768	1,063	2,149
Loan loss reserve coverage of NPLs	107.5	102.7	109.4	4.8	(1.9)

* Excluding interest receivable but including interbank and money market items

Non-performing loans (NPLs), as at the end of June 2009, increased by Baht 2.95 billion to Baht 57.59 billion compared with Baht 54.64 billion at the end of 2008, but decreased by Baht 1.69 billion from the end of March 2009. The ratio of NPLs to total loans remained at 4.6 percent, the same as that at the year-end, but decreased from 4.8 percent at the end of March 2009.

Provisioning expenses in the first half of 2009 amounted to Baht 3.97 billion and the total loan loss reserves at the end of June 2009 stood at Baht 61.92 billion. This exceeded the provisioning requirements of the Bank of Thailand of Baht 34.92 billion by Baht 27.00 billion or 77.3 percent. The loan loss reserve coverage of NPLs was 107.5 percent compared to 102.7 percent and 109.4 percent at the end of March 2009 and December 2008, respectively.

Capital reserves and capital adequacy ratio as required by the BOT

in Million Baht

Item	Jun '09	Mar '09	Dec '08	Jun '09 compared to	
				Mar '09	Dec '08
Tier 1 capital	147,093	142,279	142,237	4,814	4,856
Tier 2 capital	35,068	34,102	33,408	966	1,660
Total capital	**182,161**	**176,381**	**175,645**	**5,780**	**6,516**

As of June 30, 2009, the bank had capital funds of Baht 182.16 billion, and Tier 1 capital of Baht 147.09 billion. The bank's capital adequacy ratio, as defined by Bank of Thailand's new criteria, and implemented in line with the Basel II accord from December 31, 2008, was approximately 15.0 percent, and the Tier 1 capital ratio was approximately 12.1 percent. With the inclusion of the net profit for the first-half period ending June 30, 2009, the total capital adequacy ratio and Tier 1 capital ratio would be approximately 15.8 percent and 12.9 percent, respectively.